On Friday, August 29, 2008, a class action and derivative lawsuit (the "Lawsuit") was filed against The Vanguard Group, Inc., Vanguard International Equity Index Funds (series: Vanguard European Stock Index Fund) and Vanguard Horizon Funds (series: Vanguard Global Equity Fund) (collectively the "Funds"), and certain trustees, investment advisors, and portfolio managers of the Funds. The plaintiffs in the Lawsuit allege that (1) the Funds purchased shares in a number of publicly traded gaming/gambling businesses that were engaged in illegal gaming/gambling activity, and (2) such investments violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"), and directing or allowing such investments constituted breaches of fiduciary duty, negligence, and waste.